                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*

                                  MISONIX, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    604871103
                                 (CUSIP Number)

                                 Mr. Gary Gelman
                      c/o American Claims Evaluation, Inc.
                                One Jericho Plaza
                             Jericho, New York 11753
                                 (516) 938-8000
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                January 14, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D

CUSIP No. 604871103

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Gary Gelman

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                                INSTRUCTIONS)    (a)
                                                 (b)

3)       SEC USE ONLY (SEE INSTRUCTIONS)

4)       SOURCE OF FUNDS
         PF

5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

         NUMBER OF                7)       SOLE VOTING POWER
         SHARES                            670,750
         BENEFICIALLY             8)       SHARED VOTING POWER
         OWNED BY                          0
         EACH                     9)       SOLE DISPOSITIVE POWER
         REPORTING                         670,750
         PERSON WITH              10)      SHARED DISPOSITIVE POWER
                                           0

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                670,750

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                9.9%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                IN

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                  Gary Gelman hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on
December 1, 1994, as amended by Amendment No.1 filed with the SEC on December 8,
1994, by Amendment No. 2 filed with the SEC on December 22, 1994, by Amendment
No. 3 filed with the SEC on April 6, 1995, by Amendment No. 4 filed with the SEC on June 26, 1995, by Amendment No. 5 filed with the SEC on March 27, 1996, by
Amendment No. 6 filed with the SEC on February 18, 1997, by Amendment No. 7 filed with the SEC on August 27, 1997, by Amendment No. 8 filed with the SEC on
September 12, 1997, by Amendment No. 9 filed with the SEC on February 19, 1998, by Amendment No. 10 filed with the SEC on September 23, 1998, by Amendment No.
11 filed with the SEC on March 20, 2000, by Amendment No. 12 filed with the SEC on November 8, 2000, by Amendment No. 13 filed with the SEC on December 13,
2000, by Amendment No. 14 filed with the SEC on November 7, 2002, and further amended by Amendment No. 15 filed with the SEC on November 30, 2004 (the
"Schedule").

                  This Schedule relates to the common stock, par value $.01 per share (the "Common Stock"), of MISONIX, INC., a New York corporation (the
"Company").

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 of the Schedule is hereby supplemented by inserting the following text as the last paragraph thereof:

                  "The purchase of the 15,000 shares of Common Stock that is reported in this Amendment No. 16 to the Schedule was paid for with $74,850 of Mr. Gelman's personal funds."

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  "Mr. Gelman beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 670,750
                  shares of Common Stock, or 9.9% of the outstanding shares of
                  Common Stock as of January 5, 2005. Options to acquire 50,000 shares of Common Stock issued pursuant to the Company's 1996
                  Non-Employee Director Stock Option Plan expired on January 14,
                  2005."

         Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  "Mr. Gelman exercised options to purchase 15,000 shares of
                  Common Stock at an exercise price of $4.99 per share on
                  January 3, 2005. The options were issued pursuant to the
                  Company's 1996 Non-Employee Director Stock Option Plan. In
                  addition to such exercise, Mr. Gelman sold the following
                  shares of Common Stock in open market transactions:

                                       3

                      Trade Date           No. of Shares       Price Per Share
                      ----------           -------------       ---------------
                    January 5, 2005            15,000               $6.07

                Except for the foregoing and as reported in Amendment No. 15 to the Schedule, no transactions in the Common Stock were
                effected by Mr. Gelman during the past sixty (60) days."

                                       4

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 24, 2005

                                           /s/ Gary Gelman
                                           ---------------
                                           Gary Gelman

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